FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

October 8, 2007

Commission File Number: 333-119497

MECHEL OAO

(Translation of registrant’s name into English)

Krasnoarmeiskaya 1,

Moscow 125167

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL ANNOUNCES ITS VICTORY AT THE AUCTION TO ACQUIRE THE
CONTROLLING STAKES IN YAKUTUGOL OJSHC AND ELGAUGOL OAO

Moscow, Russia – October 8, 2007 – Mechel OAO (NYSE: MTL), one of the leading Russian mining and metals companies, announced that it has won the auction to acquire 75% less one share of Yakutugol OJSHC and 68.86% of the shares of Elgaugol OAO.  The acquisition of the controlling stakes in the companies is in line with Mechel’s strategy to further develop its mining segment, intensify synergies between the group’s subsidiaries, and increase its coking coal output.

As the results of the auction, which was held on October 5, 2007, Mechel acquired 3,031,488 ordinary registered shares of Yakutugol OJSHC comprising 75% less one share of its charter capital and 586,000 ordinary registered shares of Elgaugol OAO comprising 68.86% of its charter capital, for a total of RUR58.2 billion (approximately $2.3 billion).

In addition, a real estate complex owned by JSC Russian Railways was put to the auction and acquired by Mechel  The complex includes the railway spur track from Zeisk station of the Far Eastern Railway to the Elga coal deposit and an access road from Zeisk station of the Far Eastern Railway to the Elga deposit.

As the result of its winning at the auction, Mechel’s stake in the charter capital of Yakutugol OJSHC increases to 100%, given that the company already held 25% plus one share in its ownership.

Yakutugol OJSHC mines mainly coking coal with a certain steam coal output.  Its total coal output is about 10 million tonnes annually.  The coal reserves of Yakutugol’s existing assets are estimated at approximately 200 million tonnes according to Russian reserve valuation standards.  Yakutugol is the largest Russian exporter of coking coal and sells most of its output to countries in the Pacific region, including Japan, South Korea, and Taiwan.

Elgaugol OAO holds the license for development of the Elga coal deposit with the total reserves of fat coking coals amounting to approximately 2.2 billion tonnes.  According to the experts’ estimates, coal reserves in this region can reach 30 billion to 40 billion tonnes.

Igor Zyuzin, Mechel’s Chief Executive Officer, commented on the transaction: “We are pleased with our victory at the auction.  By acquiring Yakutugol, we have gained control over the last operating unprivitized coal asset, concluding a three-year privatization process.  Although there had been some uncertainty among some investors that Mechel would obtain control over Yakutugol, we are glad that we proved our ability to bring all our undertakings to conclusion.  Yakutugol will significantly strengthen Mechel’s position on the Russian and international coking coal markets.  Secondly, we obtained access to the largest deposit of high quality coking coals, which lays a reliable foundation for long term development of Mechel’s coal mining. With ownership of Southern Kuzbass, Yakutugol, and Elgaugol, we hope to establish a world-class modern coal mining company.  We plan to ship most of the mined coal to Russian consumers including Mechel’s subsidiaries.”

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Mechel OAO
Ilya Zhitomirsky

Phone: + 7 495 221 88 88

ilya.zhitomirsky@mechel.com

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Mechel is one of the leading Russian mining and metals companies. Mechel unites producers of coal, iron ore, nickel, steel, rolled products, and hardware. Mechel products are marketed domestically and internationally.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

	By:	/s/ Igor Zyuzin
	Name:	Igor Zyuzin
	Title:	CEO

Date: October 8, 2007